Exhibit 99.1

Ellomay Capital Announces FER X “NZIA” Tender Award for an RtB 20 MW Solar Project in Piemonte, Italy

Tel-Aviv, Israel, Dec. 12, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that Ellomay Solar Italy Fourteen S.r.l. (an Italian project company 100% owned by the Company), was informed that it has been awarded a tariff in Italy’s Transitional FER X “NZIA” national competitive tender (which provides a beneficial pricing arrangement described in more detail below) for solar plants using non-Chinese components, securing support for 80% of the capacity of its Ready-to-Build solar project “Ellomay 14”, which is located in the Piemonte Region in Italy.

The Ellomay 14 project has peak capacity of 20 MWp, with an expected annual generation (P50) of approximately 32,200 MWh. The FER X “NZIA” tender awarded the Ellomay 14 project an operating fixed price of €68/MWh, to which a €10/MWh regional supplement applies, resulting in a total supported price of €78/MWh.

The FER X “NZIA” tender award entails a 20-year two-way Contract for Difference (“CfD”), providing long-term price stability for 80% of Ellomay 14’s total production, while the remaining 20% will be sold under merchant pricing, preserving meaningful upside exposure to market price movements. The awarded tariff is indexed to the Italian CPI at 100% from the tender publication date in September 2025 until the project’s commercial operation date (“COD”) and following COD the tariff is 20% indexed to the Italian CPI, further enhancing revenue resilience and predictability over the contract period. In addition, the project will be eligible to receive Guarantees of Origin certificates (“GoOs”), which are expected to be tradeable. The Company currently expects that for the 20-year duration of the FER X “NZIA”, the total revenues of Ellomay 14 will be approximately €55,000,000.

This award represents Ellomay’s second successful FER X result in recent weeks, following the award granted to the Company’s 79.5 MWp Ellomay 11 project in the Friuli-Venezia Giulia region of Italy. Together with the long-term power purchase agreement (“PPA”) executed earlier this year with Statkraft, the tender outcome further strengthens Ellomay’s structured and diversified commercial presence in the Italian market.

The Company’s Italian portfolio currently includes 38 MW operational projects with a 9-year power purchase agreement (“PPA”) with Statkraft (51% owned), 160 MW under advanced construction processes which is expected to achieve COD in 2026 (51% owned), 210 MW that have reached Ready-to-Build status and approximately 53 MW that are expected to receive construction permits in the near term.

Ran Fridrich, CEO and Board Member of Ellomay, said: “The award secured for Ellomay 14 in the FER X “NZIA” tender for solar plants using non-Chinese components highlights the steady advancement of our activities in Italy. Together with the FER X award recently obtained for Ellomay 11 and the long-term PPA we signed with Statkraft earlier this year, this outcome reinforces the commercial framework we are establishing in the country and supports the strategy we are pursuing. Our focus remains on developing projects that offer stable, long-term value while maintaining measured exposure to market dynamics. Ellomay 14 contributes directly to this objective, and our entry into the storage sector will further enhance the flexibility and long-term potential of our Italian platform. Our development efforts will continue to progress in line with this strategy.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid and additional 11 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements, including statements with respect to anticipated revenues. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, climate change, increases in interest rates and inflation, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com